UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Mentor Corporation
                               (Name of Issuer)

                 Common Stock, par value $0.0001 per share
                        (Title of Class of Securities)

                                  587188103
                                (CUSIP Number)

                                  Jon L. Mosle
                              HBK Investments L.P.
                    2101 Cedar Springs Road, Suite 700
                              Dallas, TX 75201
                               (214) 758-6107
          (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              December 31, 2008
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK Master Fund L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Cayman Islands

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,905,486
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 1,905,486

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,905,486

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 5.4%

14. Type of Reporting Person: PN

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,905,486
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 1,905,486

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,905,486

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 5.4%

14. Type of Reporting Person: PN

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK Services LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,905,486
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 1,905,486

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,905,486

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 5.4%

14. Type of Reporting Person: OO

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK New York LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,905,486
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 1,905,486

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,905,486

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 5.4%

14. Type of Reporting Person: OO

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK Partners II L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,905,486
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 1,905,486

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,905,486

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 5.4%

14. Type of Reporting Person: PN

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK Management LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,905,486
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 1,905,486

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,905,486

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 5.4%

14. Type of Reporting Person: OO

     EXPLANATORY NOTES: This Amendment No. 1 to Schedule 13D (this "Amendment") hereby amends and supplements the statement on Schedule 13D filed on December 15, 2008 (the "Initial Schedule 13D" and the Initial Schedule 13D as amended, the "Schedule 13D") with the Securities and Exchange Commission relating to the shares of common stock, par value $0.0001 per share, of Mentor Corporation, a Minnesota corporation. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D. This Amendment is being filed in order to report the conversion by HBK Master of its entire position in 2.75% Convertible Subordinated Notes due 2024 (the "Notes") into Common Stock and the sale by HBK Master of shares of Common Stock. This Amendment amends and restates Items 5(a), 5(b) and 5(c) in their entirety and amends and supplements Item 7, as set forth below.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The disclosure in paragraphs (a), (b) and (c) of Item 5 is hereby amended and restated in its entirety as follows:

     (a) Each of the Reporting Persons may be deemed to beneficially own the 1,905,486 shares of Common Stock held by HBK Master representing approximately 5.4% of the outstanding shares of Common Stock. The percentages used herein are based upon the 33,777,968 shares of Common Stock reported to be outstanding as of October 31, 2008 by the Issuer in its Form 10-Q for the quarterly period ended September 26, 2008 filed with the Securities and Exchange Commission on November 5, 2008 and the conversion of the Notes into 1,275,621 shares of Common Stock.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,905,486 shares of Common Stock held by HBK Master.

    (c) Information concerning transactions in the Common Stock of the Issuer, which were all effected by HBK Master either in the open market through a broker or through conversion of the 2.75% Convertible Subordinated Notes due 2024 by HBK Master, since the filing of the Initial Schedule 13D is set forth in Appendix A-2 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Initial Schedule 13D is being amended by adding the following:

Appendix A-2:  Transactions Effected Since the Filing of the Initial Schedule
13D

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED: December 31, 2008

                                            HBK INVESTMENTS L.P.

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK SERVICES LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK NEW YORK LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK PARTNERS II L.P.
                                            By: HBK Management LLC
                                                General Partner

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MANAGEMENT LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MASTER FUND L.P.
                                            By:  HBK Services LLC
                                                 Investment Advisor

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory

                                  APPENDIX A-2

This Appendix sets forth information with respect to each purchase and sale of Common Stock which were effectuated by a Reporting Person since the filing of the Initial Schedule 13D on December 15, 2008. The reported sales were effectuated in the open market through a broker.

Shares of Common Stock purchased or sold by HBK Master:

Date of Transaction     Number of Shares Price Per Share ($)
                        Bought/(Sold)

12/30/2008              (198,835)               30.93
12/31/2008              (271,300)               30.92


Shares of Common Stock purchased by conversion of 2.75% Convertible Subordinated Notes due 2024 by HBK Master:

Date of Transaction     Number of Shares Conversion Price ($)
                        Purchased Upon
                        Conversion

12/31/2008              1,275,621               28.81